

USCA All Terrain Fund

November 2023 Webinar

Disclosures

The information (the "**Information**") set forth herein has been prepared by USCA Asset Management LLC (together with its affiliates, members, officers and employees, "**USCA**"), at your request. USCA is an investment adviser registered with the Securities and Exchange Commission. USCA is a wholly-owned subsidiary of US Capital Advisors LLC (together with its affiliates, members, officers and employees, "**US Capital**"). This Information is being provided to you on a confidential basis for your exclusive use. No contents, either in whole or in part, may be reproduced or redistributed, except as otherwise permitted by USCA. By accepting receipt of this document, you agree not to duplicate or furnish copies of this document to persons other than your tax advisers, accountants or legal counsel, and agree to return it or destroy it at USCA's request. USCA and US Capital are located at 4444 Westheimer., Suite G500, Houston, TX 77027, and we can be reached at (713) 366-0500.

Many factors can affect ATF's performance, including changes in market conditions and interest rates, and other economic, political or financial developments. No investment strategy or risk management technique can guarantee returns or eliminate risk in any market environment. Past performance is not a guide to or indicative of future results. The information in this report is only as current as the date indicated, and may be superseded by subsequent market events or for other reasons. Statements concerning financial market trends are based on current market conditions, which will fluctuate. Any statements of opinion constitute only current opinions of USCA, which are subject to change and which USCA does not undertake to update.

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of ATF to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA at (713) 366-0500 to obtain a free copy of the prospectus.

Any person subscribing for an investment must be able to bear the risks involved and must meet ATF's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that ATF's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

- ATF is a closed-end, non-diversified management investment company.

- **An investment in ATF is speculative and involves a substantial degree of risk.**

- **Past results are not necessarily indicative of future performance, and performance may be volatile.**

- An investor could lose all or a substantial amount of his or her investment.

- ATF is highly illiquid. There is no secondary market for the investors' interest and none is expected to develop.

- No shareholder has the right to require ATF to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.

- Fees and expenses will offset ATF's trading profits.

- ATF will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.

- ATF is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.

- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.

- A limited portion of the trades executed may take place on foreign markets.

- ATF is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.



Background

We launched **USCA All Terrain Fund** ("**ATF**") in 2015 to provide access to:

> Investment strategies that are difficult to access outside of a multi-manager fund format given the high investment minimums required

> A single vehicle to gain exposure to a broad spectrum of investment strategies, eliminating the need to track and tax report on multiple investments

> Institutional-level due diligence in identifying and sourcing investments

> Bottoms-up and Top-down portfolio management to navigate the markets in an ever-changing investment landscape

Since inception, we have focused on respected traditional and alternative investment managers, typically with long track records and what we deem to be well-defined, sustainable sources of competitive edge







Overview

USCA All Terrain Fund

Expected Sensitivity to Movements in Equity or Fixed Income Markets

Least Sensitive — Most Sensitive

Relative Value
Global Macro
Trend Strategies

Long/Short Equity
Event Driven

Long Equity / Fixed Income

23 Underlying Investments

Trailing 5 Years	ATF	60/40	Stocks	Bonds
Annualized Return	**6.04%**	5.15%	8.88%	-1.21%
Annualized Risk	**8.41%**	12.68%	18.34%	6.83%
Maximum Drawdown	**-6.60%**	-23.01%	-25.13%	-24.19%

As of August 31, 2023. Risk is measured by Standard Deviation. **Past performance is not indicative of future results.** Detail regarding the indices and statistics set forth in the table above, as well as performance since inception and other time periods for the All Terrain Fund (net of fees and expenses) is presented at the end of this presentation.

Now, more than ever | Relative Value

Expected Sensitivity to Movements in Equity or Fixed Income Markets



Least Sensitive ─── Most Sensitive

Relative Value
Global Macro
Trend Strategies

Long/Short Equity
Event Driven

Long Equity / Fixed
Income

Interest rates have been – and we believe will continue to be – **volatile**

> Bonds may not provide sufficient returns nor protection from a decline in stocks, and have been a source of loss in traditional portfolios over the last five years

Relative Value strategies employed by All Terrain have historically performed well in volatile environments while providing much more stability than bonds

Trailing 5 Years	Relative Value	Stocks	Bonds
Annualized Return	**8.22%**	8.88%	-1.21%
Annualized Risk	**3.64%**	18.34%	6.83%
Maximum Drawdown	**-3.20%**	-25.13%	-24.19%

As of August 31, 2023. Risk is measured by Standard Deviation. **Past performance is not indicative of future results**. The performance in the table above is extracted from the total performance of the All-Terrain Fund, reflecting the performance of the strategies classified by the fund's adviser as "Relative Value", gross of fees and expenses of the All Terrain Fund. Detail regarding the indices and statistics set forth in the table above, as well as performance since inception and other time periods for the strategy depicted above and the All Terrain Fund (net of fees and expenses) is presented at the end of this presentation.

5



Relative Value | EMN Explained

The **Opportunity**: Relative Mispricing Between Securities

> Managers attempt to identify mispriced equity securities – on an absolute or relative basis – through fundamental or quantitative analysis

> To exploit the mispricing, a manager will buy ("go long") the undervalued security and sell ("short") the overvalued security

> The portfolio's net exposure – long exposure minus short exposure – to the market is approximately zero

The **Risk**: Wrong About Both Sides of the Coin

> The worst case scenario involves a manager being wrong on both the undervalued and overvalued side of a position, amplifying losses

The **Reward**: Spread Closes

> Good managers can generate consistent absolute returns regardless of general equity market conditions



Relative Value | EMN Example

The **Stage**

Inability for companies in the energy exploration and production sector to grow organically is anticipated to result in increased M&A activity, and a likely premium to be placed on companies with strong reserves

Based upon fundamental research, manager believes Company X (with strong reserves) is trading at a discount relative to Company Y (a company likely to grow through acquisition)

The **Set Up**

The manager constructs a neutral position



BUY	SELL
Company X	Company Y
3,000 Shares @ $10	2,000 Shares @ $15
$30,000	-$30,000

$0 Net Position

The **Pay Off**

Scenario	Scenario 1	Scenario 2	Scenario 3	Scenario 4
What happened?	Market up/down 10% **X** and **Y** move in tandem	Sector up/down 10% **X** and **Y** move in tandem	**X** outperforms **Y** by 5%	**X** underperforms **Y** by 5%
Profit or Loss	$0	$0	+$1,500	-$1,500

A market move, even a sector-specific move, will not necessarily affect the returns associated with the trade. What matters is the **relationship** between the two securities.



Now, more than ever | Long/Short Equity



Expected Sensitivity to Movements in Equity or Fixed Income Markets

Least Sensitive ———————————————————————— Most Sensitive

Relative Value
Global Macro
Trend Strategies

Long/Short Equity
Event Driven

Long Equity / Fixed
Income

High interest rates imply lower equity valuations, resulting in lower expected returns going forward

> We believe that stock selection will likely play a greater role in returns relative to passive investing

The long/short equity strategies employed by All Terrain have historically delivered stock-like returns with less risk

Trailing 5 Years	L/S Equity	Stocks
Annualized Return	8.49%	8.88%
Annualized Risk	14.72%	18.34%
Maximum Drawdown	-20.30%	-25.13%

As of August 31, 2023. Risk is measured by Standard Deviation. **Past performance is not indicative of future results.** The performance in the table above is extracted from the total performance of the All-Terrain Fund, reflecting the performance of the strategies classified by the fund's adviser as "Relative Value", gross of fees and expenses of the All Terrain Fund. Detail regarding the indices and statistics set forth in the table above, as well as performance since inception and other time periods for the strategy depicted above and the All Terrain Fund (net of fees and expenses) is presented at the end of this presentation.



Now More Than Ever | Global Macro & Trend

Expected Sensitivity to Movements in Equity or Fixed Income Markets



Least Sensitive — Most Sensitive

Relative Value
**Global Macro
Trend Strategies**

Long/Short Equity
Event Driven

Long Equity / Fixed
Income

Find sources of returns outside of buying and selling stocks and bonds

| Macroeconomic trends and investment flows should continue to be volatile, but also present opportunities

Historically, All Terrain's global macro and trend strategies have delivered equity-like returns while exhibiting little-to-no correlation to the other strategies employed by All Terrain

Trailing 5 Years	Trend	Macro	RV	L/S Equity	Stocks	Bonds
Annualized Return	8.71%	10.51%	8.22%	8.49%	8.88%	-1.21%
Annualized Risk	11.28%	9.85%	3.64%	14.72%	18.34%	6.83%
Maximum Drawdown	-18.10%	-6.61%	-3.20%	-20.30%	-25.13%	-24.19%
Correlation| Trend	N/A	0.05	0.22	-0.01	-0.07	-0.22
Correlation | Macro	0.05	N/A	-0.21	-0.46	-0.43	-0.25



Global Macro | Explained

The **Opportunity**: Capitalize on macroeconomic opportunities in the global equity, fixed income, currency, and commodity markets, utilizing any available instrument

> Fundamental Managers attempt to identify opportunities that arise from shifts in policy or markets with inherent instability that may generate large asset price adjustments (e.g., the devaluation of a country's currency)

> Technical Managers utilize vast amounts of historical pricing data seeking to identify patterns that are repeated throughout history

The **Risk**: Poor Selection

> As with any strategy, managers always face the risk of a poor trading decision

The **Reward**: Potential Excessive Gains

> Global Macro managers seek to make trades with "convexity", where they perceive the upside to be many times greater than the downside



Trend | Explained

The **Opportunity**: Capitalize on trends in commodity and index prices

Systematic – trading using a predetermined systematic trading model, employing a trend or counter-trend trading program based upon historical price data

Discretionary – trading utilizing a wide variety of trading models, including those based on fundamental economic data and/or the individual manager's personal beliefs

The **Risk**: Reversals

In addition to poor trend selection, losses can be severe during periods where no clear trend emerges or when a current trend experiences a severe reversal

The **Reward**: Uncorrelated and sometimes outsized returns

Managers can generate absolute returns, uncorrelated to all other asset classes



Investment Process

Top-down process to develop strategy-level allocation and position sizing

Top-Down Process

Portfolio Construction

USCA All Terrain Fund

Bottoms-up analysis to source and invest with talented managers

Manager Due Diligence

Bottoms-Up Analysis

Manager Sourcing & Screening

Bottoms-Up Analysis

Continuous Monitoring & Review

Risk Management

Continuous monitoring and review to avoid surprises, validate consistency of investment thesis and reevaluate investment in light of macro expectations and available opportunity set



Investment Process | Top Down

Macro assessment of investment environment and strategies best suited for expected conditions

Understand drivers of risk and return at both individual strategy and portfolio level

Assess correlations among strategies to optimize total portfolio return / risk potential

Size positions according to strategy and manager risk / return characteristics

Relative Value

Fixed Income

Event Driven

Equity

Trend / Global Macro

USCA All Terrain Fund



Investment Process | Bottom Up



Step 1 –
Sourcing &
Screening

Step 2 – Initial
Due Diligence

Step 3 – Final
Due Diligence

Sourcing

Leverage industry contacts, including clients, fund managers, prime brokers, cooperative competitors, attorneys, auditors, administrators and other service providers to source ideas

> Professional networks provide opportunities to identify "up and coming" managers



Investment Process | Bottom Up



Step 1 – Sourcing & Screening

Step 2 – Initial Due Diligence

Step 3 – Final Due Diligence

Screening

Quantitative: Analyze managers on both an absolute and relative basis, looking for consistent risk-adjusted returns

> Is the manager's performance favorable when compared to their benchmarks and peers?
>
> Assess stress periods to identify managers that preserve capital during adverse markets

Qualitative: Asset size, terms of investment, including fees and liquidity

Determine whether the manager's characteristics warrant further investigation



Investment Process | Bottom Up



Step 1 – Sourcing & Screening

Step 2 – Initial Due Diligence

Step 3 – Final Due Diligence

Initial Due Diligence

Investment Strategy & Process – portfolio composition, return attribution, idea generation, competitive advantage, repeatability, scalability, specific trades

Risk Management – portfolio concentrations, leverage, market exposures, liquidity

Firm Review – principals background and history, operations, AUM, investor base

Alignment of Interests – significant percentage of manager's net worth invested alongside LPs



Investment Process | Bottom Up



Step 1 – Sourcing & Screening

Step 2 – Initial Due Diligence

Step 3 – Final Due Diligence

Final Due Diligence

Expand depth and coverage of initial due diligence

- Discuss investment criteria and additional examples of prior trades

- Evaluate risk management policies and practices regarding concentration, liquidity, and exposure to other risks

- Review Operations, including accounting, valuation, trading, reconciliation, information technology, disaster recovery, compliance and regulatory matters

Perform background, character reference, service provider, and counterparty checks

Review relevant offering materials, financial and tax statements, and regulatory filings



Risk Management | Monthly



Performance

Transparency provided by the manager (monthly letters, quantitative analysis, position reports, etc.)

Absolute performance of each manager in the portfolio



Risk Management | Quarterly



Organization

- Asset growth, redemptions, and capacity constraints
- Changes in operations and service providers, and employee turnover

Portfolio

- Position sizes, number of positions, and liquidity
- Net & gross exposures, leverage and which risks are actively hedged
- Consistency of trades and investments with the manager's strategy and investment objectives

Performance Review / Forecast

- Market environment and attribution
- Next quarter's outlook and the long-term outlook for the strategy

Document Review

- Changes to offering and organizational materials
- Review audited financial statements, K-1s



Risk Management



Review portfolio for **performance** and **risk** consistent with stated investment objectives

Rebalance, as needed

> Strategic rebalancing – sell high and buy low
>
> Tactical allocation – attempt to garner incremental alpha by overweighting portions of the strategic allocation depending on envrionment



Fund Management Bios

Philip J. Pilibosian is a Senior Managing Director at U.S. Capital and member of Clearlight Wealth Management Group, having joined the firm in October 2013, overseeing the management of several investment funds as well as managing assets for high net worth and ultra-high net worth individuals and families. Mr. Pilibosian has two decades of experience in managing client portfolios, including four funds of hedge funds, as well investment sourcing and due diligence, and investment strategy, structuring and operations. Prior to joining U.S. Capital, Mr. Pilibosian was a co-founder, President and Chief Investment Officer of Condera Advisors, LLC (f/k/a Redstone Asset Management, L.P.), which was acquired by U.S. Capital Advisors in 2013. Before joining Redstone in 2003, Phil was with the law firm of Cleary, Gottlieb, Steen & Hamilton in New York as well as Mayer Brown in Houston, Texas. During his legal career, Phil was actively involved in structuring, creating and advising clients on investing in hedge funds, private equity funds and other alternative investment products, including several large investment banks and one of the largest European pension funds. Additionally, Phil specialized in corporate bankruptcy, mergers and acquisitions, and general securities law, counseling institutions across the world in these areas. Mr. Pilibosian has served as President of All Terrain since its inception and Co-Portfolio Manager since September 2023.

Phil received his B.A., cum laude, from Vanderbilt University, his JD, summa cum laude, from Tulane Law School, and his MBA, Beta Gamma Sigma, from Tulane University's A.B. Freeman School of Business.

Bryan Prihoda, CAIA® is an Executive Director at U.S. Capital. Mr. Prihoda joined the firm, by way of a predecessor firm, Condera Advisors, in April of 2010. Mr. Prihoda has nearly a decade and a half of experience in investment and operational due diligence, portfolio management, and strategy analysis and implementation. Mr. Prihoda is a member of the Clearlight Wealth Management Group where responsibilities include shaping general operating strategy, contributing to portfolio allocation framework design, and providing continuing and ad hoc analyses of portfolios, third-party managers, stocks, sectors, countries, and asset classes. Mr. Prihoda has served as an officer to the Fund since its inception and Co-Portfolio Manager since 2023.

Mr. Prihoda received his BBA in finance, with a particular focus in investment banking and corporate finance, from The University of Texas at Austin's Red McCombs School of Business, and his MBA, with honors, from University of Houston's C.T. Bauer College of Business with a focus in security and portfolio analysis and a Graduate Certificate in Financial Services Management.   At University of Houston, by way of a rigorous application and interview process, Bryan was selected as one of only seventeen graduate students to serve as Portfolio Manager to the Cougar Investment Fund, a multi-million-dollar equity portfolio. Mr. Prihoda is a Chartered Alternative Investment Analyst Charterholder.



Fund Terms & Service Providers

Terms

Minimum Investment: $100,000

Subscriptions: Monthly

Redemptions/Tenders: Quarterly up to 25% of Net Asset Value, subject to sole discretion of Board

Operating Expenses (including management fees): capped at 1.75% per annum, subject to certain exceptions (please see the prospectus for a complete description of fees & expenses)

Eligibility: Accredited Investors

Tax Reporting: K-1 (note: ATF may generate Unrelated Business Taxable Income)

Service Providers

USCA Asset Management LLC | **Advisor**

Cohen & Company | **Auditors**

Thompson Hine LLP | **Legal Counsel**

U.S. Bancorp Fund Services | **Administrator**

U.S. Bank National Association | **Custodian**

ACA Group | **Compliance**



Performance and Definitions

As of August 31, 2023. Risk is measured by Standard Deviation. Performance of All Terrain is shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Performance of the strategies depicted herein is shown gross of the fees and expenses of the All Terrain Fund and reflects the reinvestment of dividends and other investment income. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that the fund commenced operations on July 1, 2015.

	Trailing 12 Months		Trailing 3 Years (Annualized)		Trailing 5 Years (Annualized)		Since Inception (Annualized)	
	Return	Risk	Return	Risk	Return	Risk	Return	Risk
ATF	8.40%	5.47%	10.00%	6.81%	6.04%	8.41%	4.60%	7.16%
Relative Value	5.14%	2.36%	9.86%	3.45%	8.22%	3.64%	6.21%	3.46%
L/S Equity	18.57%	13.53%	14.19%	13.81%	8.49%	14.72%	6.09%	12.26%
Trend	16.08%	12.41%	19.00%	12.54%	8.71%	11.28%	5.04%	10.96%
Macro	-3.42%	5.66%	6.04%	5.69%	10.51%	9.85%	6.85%	8.90%
60/40	9.51%	14.20%	2.82%	12.95%	5.15%	12.68%	5.91%	10.72%
Stocks	16.21%	18.25%	8.93%	17.57%	8.88%	18.34%	9.35%	15.64%
Bonds	-0.09%	9.77%	-6.12%	7.75%	-1.21%	6.83%	0.18%	6.11%



Performance and Definitions

Index performance is shown for illustrative purposes only and does not represent the performance of any specific investment. Index returns do not include expenses, fees or charges, which would lower performance. The indices are unmanaged and an investor cannot invest directly in an index. In reviewing the performance of the fund, investors should not consider any of the indices presented herein to be performance benchmarks.

Stocks

MSCI World Index (MSCI World). The MSCI World Index is a broad global equity benchmark that represents large and mid-cap equity performance across 23 developed markets countries. It covers approximately 85% of the free float-adjusted market capitalization in each country. The index does not offer exposure to emerging markets.

Bonds

Bloomberg Global Aggregate Bond Index ("BGA"). The Bloomberg Global Aggregate Bond Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990.

60/40 Blend

The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the Bloomberg Global Aggregate Index rebalanced monthly.

Rate of Return (ROR)

The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.

Maximum Drawdown

Maximum drawdown is the maximum observed loss from a peak to a trough of an investment, before a new peak is attained. Maximum drawdown is an indicator of downside risk over a specified time period.

Standard Deviation

The annualized standard deviation of monthly returns since inception.

